

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2012

Via E-mail
Don Tracy
Vice President and
 Chief Financial Officer
MGP Ingredients, Inc.
100 Commercial Street
Atchison, Kansas 66002

>   **Re: MGP Ingredients, Inc.**
>   **Form 10-K for the Transition Period from July 1, 2011 to December 31, 2011**
>   **Filed March 13, 2012**
>   **File No. 000-17196**

Dear Mr. Tracy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K For the Transition Period from July 1, 2011 to December 31, 2011

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Out-of-period Adjustments, page 87

1.   We note that during the second quarter of fiscal 2010 you discovered certain transactions recorded in the prior fiscal year had been either duplicated or otherwise erroneously recorded in accounts payable balance. Consequently, you determined certain recorded amounts were not owed and adjusted the accounts payable balance in the second quarter of fiscal 2010 to correct the accounting records. You further disclose that the impact of the correcting adjustment increased reported pretax income for the second quarter of fiscal 2010 by approximately $1,351 thousands. Please explain to us in greater detail

how you accounted for this correction of error, stating the applicable U.S. GAAP and addressing FASB ASC 250-10-45-23.

2.   Also in this regard, please provide us with all disclosures required under paragraphs 7 – 9 of ASC 250-10-50.

3.   Finally, you disclose that the impact of the correcting adjustment does not materially impact the fair presentation of the Company's operating results or financial condition for the periods impacted. Refer to SAB Topic 1M and provide us with your materiality analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at 202-551-3645 or Kimberly Calder at 202-551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant